UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of May 2011
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

     On May 26, 2011, Telvent GIT, S.A. (the “Company”) published in Spain a notice to call an ordinary meeting of shareholders on June 29, 2011, at 5:00 p.m. local time on first call, and, as the case may be, the next day, June 30, 2011, at the same time on second call. This meeting will be held at the Company’s corporate headquarters located at calle Valgrande, 6 in Alcobendas (Madrid), Spain. An English translation of the notice and a form of the proxy are furnished as Exhibits 15.1 and 15.2 hereto.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date: May 26, 2011

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K.

Exhibit	Description
15.1	Notice of Calling of the Company’s Ordinary Shareholders Meeting published in Spain on May 26, 2011 (English translation).

15.2	Form of Proxy (English translation).